Exhibit 99.1

PRESS RELEASE

October 14, 2015	2015-23
For Immediate Release	TSX-V: JAG
NOT FOR DISTRIBUTION IN THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

JAGUAR MINING ANNOUNCES INTENTION TO OBTAIN SHAREHOLDER APPROVAL IN CONNECTION WITH PRIVATE PLACEMENT OF CONVERTIBLE DEBENTURES

Toronto, Ontario, Canada – October 14, 2015 – Jaguar Mining Inc. ("Jaguar" or the "Corporation") (TSX-V: JAG) announced today that, further to its press releases dated September 14, 2015, September 18, 2015 and September 24, 2015 announcing the proposed non-brokered private placement (the "Offering") of 12% convertible senior secured debentures ("Debentures"), the Corporation understands that a subscriber under the Offering (the "Proposed Subscriber") intends to subscribe for $7,500,000 principal amount of Debentures, which could cause such Proposed Subscriber to become a new "control person" of the Corporation within the meaning of the Corporate Finance Manual of the TSX Venture Exchange (the "TSXV") upon a conversion of such Debentures.

As a result, pursuant to the policies of the TSXV, the Offering is subject to the approval by shareholders of the Corporation holding more than 50% of the outstanding common shares of the Corporation ("Common Shares") excluding the votes attaching to the Common Shares held by the Proposed Subscriber and its associates and affiliates (the "Shareholder Approval"). Certain shareholders of the Corporation holding in the aggregate greater than 50% of the Common Shares (excluding the Common Shares held by the Proposed Subscriber) have indicated that they intend to support the Offering and vote in favour of the subscription of the Proposed Subscriber. The Corporation is therefore seeking to obtain the Shareholder Approval by way of written consent in accordance with the policies of the TSXV.

Assuming the completion of the Offering and the conversion into Common Shares of all of the Debentures purchased only by the Proposed Subscriber under the Offering, the Proposed Subscriber will hold in the aggregate 65,858,798 Common Shares, representing approximately 37.2% of the outstanding Common Shares.

In addition to the requirement that the Shareholder Approval be obtained, completion of the Offering is subject to a number of conditions, including the final acceptance of the TSXV, obtaining exemptive relief from the Ontario Securities Commission in respect of the minority approval requirements under Multilateral Instrument 61-101 and obtaining written consents from a majority of the disinterested minority shareholders in respect of the proposed subscription by Outrider Management, LLC, all as more particularly set out in the Corporation's press releases dated September 14, 2015, September 18, 2015 and September 24, 2015, the disclosure document dated September 24, 2015 and material change report dated September 24, 2015, all of which are available under the Corporation's issuer profile on SEDAR at www.sedar.com.

Closing of the Offering is expected to occur on or about October 23, 2015.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

About Jaguar Mining Inc.

Jaguar is a gold producer with mining operations in a prolific greenstone belt in the state of Minas Gerais, Brazil. Additionally, Jaguar wholly owns the large-scale Gurupi Development Project in the state of Maranhão, Brazil. In total, the Corporation owns mineral claims covering an area of approximately 197,000 hectares. Additional information is available on the Corporation's website at www.jaguarmining.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Derrick Weyrauch
Chief Financial Officer
(416) 628-9601
dweyrauch@jaguarmining.com

FORWARD-LOOKING STATEMENTS

Certain statements in this news release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Such statements constitute forward-looking statements (forecasts) under applicable securities laws relating to future events or future performance and, in this news release, include comments with respect to (i) the Debentures and the Offering, (ii) the participation of the Proposed Subscriber and Outrider Management, LLC in the Offering, the amounts of such subscriptions and the expected ownership of Common Shares by the Proposed Subscriber resulting from the Offering and the conversion of the Debentures into Common Shares, (iii) the seeking of the consent of shareholders by way of written consent in satisfaction of the Shareholder Approval and the seeking of consent of the disinterested minority shareholders with respect to the subscription by Outrider Management, LLC, and (iv) regulatory approvals being obtained, including from the Ontario Securities Commission and the TSXV, and the timing and terms of such approvals. Forward-looking statements can generally be identified by the use of words such as "expected", "forecasted", "targeted", "approximately", "intends", "plans", "anticipates", "projects", "continue", "estimate", "believe" or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. In this news release, information contained in forward-looking statements is based on current expectations, estimates and projections that involve a number of known and unknown risks and uncertainties, including among others the uncertainties inherent to capital markets in general, uncertainties with respect to the success of the Offering, and risk of not obtaining all regulatory and minority shareholder approvals, which, if incorrect, may cause actual results to differ materially from those anticipated by Jaguar and described herein.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this news release, see Corporation's most recent annual information form and management's discussion and analysis, as well as other public disclosure documents that can be accessed under the issuer profile of "Jaguar Mining Inc." on SEDAR at www.sedar.com. The forward-looking information set forth herein reflects Jaguar's expectations as at the date of this news release and is subject to change after such date. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

The TSXV does not accept responsibility for the adequacy or the accuracy of this release.